Exhibit (a)(1)(A)

Sunset Financial Resources, Inc.

Offer to Purchase for Cash

Up to 3,033,981 Shares of its Common Stock

at

$8.24 per Share

The Offer, Proration Period and Withdrawal Rights Will Expire at 9:00 a.m., New York City Time, on Friday, October 6, 2006, Unless Sunset Extends the Offer

This offer is being made pursuant to the merger agreement Sunset has signed with Alesco Financial Trust providing for the merger of Sunset and Alesco. In the merger, Sunset will issue 1.26 shares of its common stock for each common share of beneficial interest of Alesco. Pursuant to the merger agreement, Sunset is also declaring a $0.50 dividend per Sunset share to Sunset stockholders who hold Sunset shares at the close of business on the last trading day immediately preceding the merger and is commencing this self-tender offer to purchase up to $25 million of its shares for $8.24 per share. Tendering into the offer will not prevent Sunset stockholders from receiving the dividend or voting on the merger. Sunset intends to extend the offer so that it will close on the next business day after the record date for the pre-closing dividend and immediately prior to the closing of the merger.

The purchase price offered in the offer and the number of shares sought in the offer will be decreased if the principal balance of Sunset’s Peerless loan exceeds $8 million on September 14, 2006. See Section 9—“Certain Information Concerning Sunset.” The proxy statement for the merger, which is being sent to Sunset stockholders under separate cover, is incorporated by reference into this offer to purchase.

The offer is conditioned on the satisfaction or waiver of all conditions to the merger and certain other conditions. The offer is not conditioned on any minimum number of shares being tendered or on the receipt of financing. See Section 5—“Conditions of the Offer.”

Our board of directors has approved the offer. However, our board of directors does not make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any recommendation. You should carefully evaluate all information regarding the offer and should consult your investment and tax advisors. You must decide whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and in the letter of transmittal as well as the information in the proxy statement before making your decision whether to tender your shares in the offer.

You may direct questions and requests for assistance to MacKenzie Partners, Inc., the information agent for the offer, at its address and telephone number set forth on the back cover page of this document. You may also direct requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent.

The Information Agent for the Offer is:

September 8, 2006

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. Sunset is at times referred to as “we,” “our” or “us.” We refer to the shares of our common stock as the “shares.” We urge you to read the entire offer to purchase and the letter of transmittal because they contain the full details of the offer. We also urge you to read the proxy statement.

Who is offering to purchase my shares?

Sunset Financial Resources, Inc.

What will be the purchase price for the shares?

The purchase price will be $8.24 per share. We will pay this purchase price, net to the seller in cash, less any applicable withholding tax and without interest. See Section 4—“Purchase of Shares and Payment of Purchase Price.” If the principal balance of Sunset’s Peerless loan exceeds $8 million on September 14, 2006, the purchase price for the offer will be decreased to Sunset’s adjusted book value per share minus $0.50. For these purposes, adjusted book value equals $91,899,826 minus 60% of the difference between $8 million and the outstanding principal balance of the Peerless loan, and the calculation is based on 10,513,100 shares. See Section 9—“Certain Information Concerning Sunset” for a description of the Peerless loan and the adjustment process.

How many shares is Sunset offering to purchase in the offer?

We are offering to purchase up to 3,033,981 shares. The 3,033,981 shares represent approximately 29% of our outstanding shares as of August 21, 2006. See “Introduction.” If fewer shares are validly tendered, we will purchase all shares that are validly tendered. If more than 3,033,981 shares are validly tendered, we will purchase shares on a pro rata basis. See Section 1—“Number of Shares; Proration.”

If the principal balance of Sunset’s Peerless loan exceeds $8 million on September 14, 2006, the number of shares sought in the offer will be decreased to (1) $25 million less the difference between $8 million and the outstanding principal balance, divided by (2) the adjusted purchase price in the offer. See Section 9—“Certain Information Concerning Sunset” for a description of the Peerless loan and the adjustment process.

What is the maximum adjustment to the purchase price and number of shares sought in the offer, based on the Peerless loan?

The principal balance of the Peerless loan was $11.7 million on September 6, 2006. If that balance is not changed as of September 14, 2006, the purchase price would be $8.03 per share and we would offer to purchase up to 2,652,553 shares.

Will tendering shares in the offer prevent me from receiving the $0.50 per share dividend?

No. Pursuant to the merger agreement, Sunset will declare a dividend to holders of Sunset shares, the record date for which will be the close of business on the last trading day immediately preceding the merger, in an amount equal to $0.50 per Sunset share outstanding. The Sunset pre-closing dividend will be paid no later than 10 business days following the consummation of the merger. Tendering into the offer will not prevent Sunset stockholders from receiving the Sunset pre-closing dividend.

How long do I have to tender my shares; can the offer be extended, amended or terminated?

You may tender your shares until the offer expires. The offer will expire at 9:00 a.m., New York City time, on October 6, 2006, unless extended. See Section 1—“Number of Shares; Proration.” If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely such nominee has established an earlier deadline for you to act to instruct it to accept the offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out such nominee’s deadline. See Section 2—“Procedures for Tendering Shares.”

We intend to extend the offer so that it will close on the next business day after the record date for the pre-closing dividend and immediately prior to the closing of the merger. See Section 8—“Purpose of the Offer.”

If we extend the offer, we will delay the acceptance of any shares that have been tendered. We can also amend the offer in our sole discretion or terminate the offer under certain circumstances. See Section 14—“Extension of the Offer; Termination; Amendment.”

Can I vote at the special meeting of Sunset stockholders to approve the merger if I tender my shares in the tender offer?

Yes. Tendering shares in the offer will not affect your ability to vote at the special meeting. Provided that you are the holder of record of Sunset shares at the close of business on August 21, 2006, the record date for the special meeting, you are entitled to receive notice of and to vote at the special meeting or any adjournment or postponement thereof, even if you tender your shares in the offer.

How will I be notified if Sunset changes the purchase price or the number of shares sought in the offer or extends the offer or otherwise amends the terms of the offer?

We intend to announce the amount of any decrease in the purchase price or the number of shares sought in the offer by press release no later than the close of business on September 15, 2006. We will also report such information in a Current Report on Form 8-K which will be publicly filed with the Securities and Exchange Commission and will be available on our website, www.sunsetfinancial.net. The offer will remain open for at least ten business days from the announcement of any decrease in the purchase price or the number of shares sought in the offer. See Section 1—“Number of Shares; Proration.”

If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer. See Section 14—“Extension of the Offer; Termination; Amendment.”

What are the conditions to the offer?

Our obligation to accept and pay for your tendered shares depends upon the following conditions:

•	Merger Condition. Sunset and Alesco must be ready, willing and able to close the merger, all conditions thereto being satisfied or waived.

•	Other Regulatory Approvals. All material approvals, authorizations and consents of any governmental entity required to consummate the offer must have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated; and

•	No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the offer illegal, or (ii) otherwise prohibiting the consummation of the offer.

We will terminate the offer if the merger agreement is terminated. See Section 14—“Extension of the Offer; Termination; Amendment.”

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to Mellon Investor Services LLC, the depositary for the offer, or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery.

You may contact the information agent for assistance. The contact information for the information agent appears on the back cover of this offer to purchase. See Section 2—“Procedures for Tendering Shares” and the instructions to the letter of transmittal. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Once I have tendered shares in the offer, can I withdraw my tender?

Yes. If, after tendering your shares in the offer, you decide that you do not want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares. See Section 3—“Withdrawal Rights.”

Has Sunset or its board of directors adopted a position on the offer?

Our board of directors has approved the offer. However, our board of directors does not make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any recommendation. You should carefully evaluate all information regarding the offer and should consult your investment and tax advisors. You must decide whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and in the letter of transmittal as well as the information in the proxy statement. See Section 8—“Purpose of the Offer.”

Do the directors and executive officers of Sunset intend to tender their shares in the offer?

Our directors and executive officers have advised us that they do not intend to tender any of their shares in the offer. Accordingly, if we complete the offer, the proportional holdings of our directors and executive officers will increase compared to those of other Sunset holders. However, our directors and executive officers may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the offer. See Section 10—“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.”

What is the recent market price of my shares?

On September 7, 2006, the last full trading day before the printing of this offer to purchase, the reported closing price of the shares on the NYSE was $8.53 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 6—“Price Range of Shares.”

When will Sunset pay for the shares I tender?

We will pay the purchase price, net to the seller in cash, less any applicable withholding tax and without interest, for the shares we purchase promptly after the expiration of the offer. We do not expect, however, to announce the results of any proration and begin paying for tendered shares until up to ten business days after the expiration of the offer. See Section 4—“Purchase of Shares and Payment of Purchase Price.”

What are the United States federal income tax consequences if I tender my shares?

Generally, if you are a U.S. Holder (as defined in Section 13—“Material United States Federal Income Tax Consequences”), you will be subject to United States federal income taxation with respect to the cash you receive from Sunset in exchange for the shares you tender in the offer. Depending on your particular circumstances, you will be treated as either (i) recognizing capital gain or loss from the disposition of your shares or (ii) receiving a dividend distribution from Sunset. See Section 13—“Material United States Federal Income Tax Consequences.” If you are a foreign stockholder (as defined in Section 13—“Material United States Federal Income Tax Consequences”), you may be subject to withholding at a rate of 30% on payments received pursuant to the offer. You may also be subject to tax in other jurisdictions on the disposal of shares.

If you are a U.S. Holder, you should complete the Substitute Form W-9 included in your letter of transmittal. Any tendering stockholder or other payee that fails to complete, sign and return to the depositary the Substitute Form W-9 included in the letter of transmittal (or such other Internal Revenue Service form as may be applicable) may be subject to United States backup withholding tax. Such withholding would be equal to 28% of the gross proceeds paid to the stockholder or other payee pursuant to the offer. Different rules on filings in respect of withholding of tax apply to foreign stockholders.

All stockholders should review the discussion in Section 13—“Material United States Federal Income Tax Consequences” regarding tax issues and consult their tax advisor regarding the tax consequences of tendering their shares.

What if I have questions?

MacKenzie Partners, Inc., the information agent, can help answer your questions.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

Cautionary Statement Concerning Forward-Looking Statements

This offer to purchase and the other documents incorporated by reference into this offer to purchase contain or may contain “forward looking statements.” These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on Alesco’s or Sunset’s current expectations about future events. Further, statements that include the words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this offer to purchase and the other documents incorporated by reference into this offer to purchase. These forward-looking statements, including, without limitation, those relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as future financial results, in each case relating to Alesco or Sunset, respectively, wherever they are made in this offer to purchase or the other documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of Alesco and Sunset and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by such forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important risk factors, including those set forth in this offer to purchase and those incorporated by reference into this offer to purchase. In addition to the risk factors identified elsewhere, including but not limited to those described in the proxy statement, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	factors that affect the timing or ability to complete the transaction contemplated herein;

•	the risk that the businesses will not be integrated successfully;

•	the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with lenders, other counterparties, or employees;

•	competition and its effects on pricing, spending, third-party relationships and revenues; and

•	the failure of the companies to successfully execute their business plans, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a real estate investment trust (“REIT”) for United States federal income tax purposes and the cost of capital.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this offer to purchase or, in the case of documents incorporated by reference, as of the date of those documents. Sunset does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this offer to purchase or to reflect the occurrence of unanticipated events, except as required by law.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the offer. You should rely only on the information contained in this offer to purchase and in the related letter of transmittal to which we have referred you. Our delivery of this offer to purchase shall not under any circumstances create any implication that the information contained in this offer to purchase is correct as of any time after the date of this offer to purchase or that there have been no changes in the information included or incorporated by reference herein or in the affairs of Sunset or any of its subsidiaries or affiliates since the date hereof. We have not authorized anyone to provide you with information or to make any representation in connection with the offer other than the information and representations contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the depositary or the information agent.

To the Holders of our Shares:

INTRODUCTION

We are offering to purchase up to 3,033,981 of our shares at a purchase price of $8.24 per share, net to the seller in cash, less any applicable withholding tax and without interest, on the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal (which together constitute the offer). The purchase price in the offer and the number of shares sought in the offer may decrease based on the principal balance of the Peerless loan on September 14, 2006. See Section 9—“Certain Information Concerning Sunset” for a description of the Peerless loan and the adjustment process.

The offer will expire at 9:00 a.m., New York City time, on Friday, October 6, 2006, unless extended. Such date and time, as the same may be extended, is referred to in this offer to purchase as the expiration date. We intend to extend the offer so that it will close on the next business day after the record date for the pre-closing dividend and immediately prior to the closing of the merger.

We will buy up to 3,033,981 shares that are validly tendered. However, because of the proration provisions described in this offer to purchase, we may not purchase all of the shares tendered if more than the number of shares we seek are validly tendered. We will return tendered shares that we do not purchase to tendering stockholders at our expense as promptly as practicable after the expiration of the offer. See Section 1—“Number of Shares; Proration.”

We will pay the purchase price, net to the tendering stockholders in cash, less any applicable withholding tax and without interest, for all shares that we purchase in the offer. Tendering stockholders whose shares are registered in their own names and who tender directly to Mellon Investor Services LLC, the depositary in the offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the letter of transmittal, stock transfer taxes in relation to our purchase of shares under the offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that nominee tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The offer is conditioned on the satisfaction or waiver of all conditions to the merger and certain other conditions. The offer is not conditioned on any minimum number of shares being tendered or on the receipt of financing. See Section 5—“Conditions of the Offer.”

Our board of directors has approved the offer. However, our board of directors does not make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any recommendation. You should carefully evaluate all information regarding the offer and should consult your investment and tax advisors. You must decide whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and in the letter of transmittal as well as the information in the proxy statement before making your decision whether to tender your shares in the offer.

If, at the expiration date, more than 3,033,981 shares are validly tendered, we will buy shares on a pro rata basis from all stockholders who validly tender shares. See Section 1—“Number of Shares; Proration” for additional information concerning proration.

As of August 21, 2006, we had 10,513,100 shares outstanding. The 3,033,981 shares that we are offering to purchase represent approximately 29% of our outstanding shares. The shares are listed and traded on the NYSE under the symbol “SFO.” See Section 6—“Price Range of Shares.” We urge stockholders to obtain current market quotations for the shares.

THE OFFER

1. Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the offer, Sunset will purchase 3,033,981 shares, or such fewer number of shares as are validly tendered, at a price of $8.24 per share, net to the seller in cash, less any applicable withholding tax and without interest. The purchase price in the offer and the number of shares sought in the offer may decrease based on the principal balance of the Peerless loan on September 14, 2006. See Section 9—“Certain Information Concerning Sunset” for a description of the Peerless loan and the adjustment process.

The term expiration date, as used in this offer to purchase, means 9:00 a.m., New York City time, on Friday, October 6, 2006, unless and until Sunset, in its sole discretion, shall have extended the period of time during which the offer will remain open, in which event the term expiration date shall refer to the latest time and date at which the offer, as so extended, shall expire. See Section 14—“Extension of the Offer; Termination; Amendment” for a description of Sunset’s right to extend, delay, terminate or amend the offer. In the event of an over-subscription of the offer as described below, shares validly tendered will be subject to proration.

If we (1) increase or decrease the price to be paid per share, or increase by more than 2% the number of shares being sought in the offer or decrease the number of shares being sought in the offer and (2) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 14—“Extension of the Offer; Termination; Amendment,” of any such increase or decrease, we will extend the offer until the expiration of ten business days from the date that we first publish notice of such increase or decrease. For the purposes of the offer, a business day means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Sunset will purchase all shares validly tendered, upon the terms and subject to the conditions of the offer, including the proration provisions of the offer.

Sunset will not purchase shares that it does not accept in the offer because of proration provisions. Shares tendered and not purchased, including shares that Sunset does not accept for purchase due to proration, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at Sunset’s expense and without expense to the tendering stockholders, as promptly as practicable after the expiration or termination of the offer.

If the number of shares validly tendered and not properly withdrawn prior to the expiration date is less than or equal to 3,033,981 shares, Sunset will, upon the terms and subject to the conditions of the offer, purchase all such shares.

If more than 3,0333,981 shares are validly tendered, Sunset will, upon the terms and subject to the conditions of the offer, purchase shares on a pro rata basis.

Proration. If proration of tendered shares is required, Sunset will determine the proration factor as soon as practicable following the expiration date. Subject to adjustment to avoid the purchase of fractional shares, proration for each stockholder that tenders shares will be based on the ratio of the total number of shares that we accept for purchase to the total number of shares validly tendered by all stockholders.

Because of the difficulty in determining the number of shares validly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 2—“Procedures for Tendering Shares,” Sunset does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased under the offer until up to approximately ten business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Stockholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.

We will mail this offer to purchase and the letter of transmittal to record holders of shares and we will furnish this offer to purchase to brokers, dealers, commercial banks and trust companies or other nominees whose names, or the names of whose nominees, appear on Sunset’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2. Procedures for Tendering Shares.

Valid Tender of Shares. For stockholders to validly tender their shares under the offer:

•	the depositary must receive, at the depositary’s address set forth on the back cover page of this offer to purchase, share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an “agent’s message,” and any other documents required by the letter of transmittal, in each case before the offer expires, or

•	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Sunset may enforce the agreement against the participant.

We urge stockholders who hold shares through brokers, dealers, commercial banks, trust companies or other nominees to consult their respective brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender shares through them and not directly to the depositary.

Book-Entry Delivery. The depositary will establish an account with respect to the shares for purposes of the offer at The Depository Trust Company, referred to in this offer to purchase as the book-entry transfer facility, within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make a book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either:

•	a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this offer to purchase before the expiration date, or

•	the guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

Method of Delivery. The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by the registered holder (which term, for purposes of this Section 2, shall include any participant in the book-entry transfer facility, whose name appears on a security position listing as the owner of the shares) of the shares tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal; or

•	if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 3 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the share certificate, with the signature guaranteed by an eligible guarantor institution.

Sunset will make payment for shares tendered and accepted for payment in the offer only after the depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

Guaranteed Delivery. If a stockholder desires to tender shares into the offer and the stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates to the depositary before the expiration date, or the stockholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the stockholder may nevertheless tender the shares, provided that the stockholder satisfies all of the following conditions:

•	the stockholder tenders by or through an eligible guarantor institution;

•	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form Sunset has provided, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•	the depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, within three NYSE trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares. The depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. Sunset will determine, in its sole discretion, all questions as to the number of shares that it will accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and its determination will be final and binding on all parties. Sunset reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which Sunset determines may be unlawful. Sunset also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and Sunset’s interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until the stockholder cures, or Sunset waives, all defects or irregularities. None of Sunset, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Stockholder’s Representation and Warranty; Sunset’s Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the expiration of the offer such person has a “net long position” (that is, more shares held in long positions than in short positions) in (i) a number of shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into a number of shares (“Equivalent Securities”) that are equal to or greater than the number of shares tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange, or exercise of such Equivalent Securities and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the offer, as well as the tendering stockholder’s representation and warranty to us that (i) such stockholder has a “net long position” in a number of shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (ii) such tender of shares complies with Rule 14e-4. Sunset’s acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the offer.

Lost or Destroyed Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Mellon Investor Services LLC, the transfer agent for Sunset shares, at the address and telephone number set forth on the back cover of this offer to purchase, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. The stockholder may have to post a bond to secure against the risk that the share certificate may subsequently emerge. We urge stockholders whose share certificate has been lost, stolen, misplaced or destroyed to contact Mellon Investor Services LLC immediately in order to permit timely processing of this documentation.

Stockholders must deliver share certificates, together with a properly completed and duly executed letter of transmittal, including any signature guarantees, or an agent’s message, and any other required documents to the depositary and not to Sunset or the information agent. Sunset or the information agent will not forward any such documents to the depositary and delivery to Sunset or the information agent will not constitute a valid tender of shares.

Backup United States Federal Income Tax Withholding. Under the backup United States federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the depositary may be required to withhold 28% of the amount of any payments made pursuant to the offer to stockholders who do not comply with certain identification requirements. To prevent backup United States federal income tax withholding, a U.S. person (including a U.S. resident alien) must provide the depositary with its correct taxpayer identification number and certify that such person is not subject to backup United States federal income tax withholding by completing the Substitute Form W-9 included in the letter of transmittal. See Instruction 2 of the letter of transmittal. To prevent backup United States federal income tax withholding, a foreign person must establish an exemption to the satisfaction of the depositary by providing the depositary with an appropriate Form W-8, copies of which can be obtained from the depositary.

For a discussion of certain material United States federal income tax consequences to tendering stockholders, see Section 13—“Certain Material United States Federal Income Tax Consequences.”

3. Withdrawal Rights.

Except as described in this Section 3, tenders of shares are irrevocable. Stockholders may withdraw shares tendered into the offer at any time prior to the expiration date. You may also withdraw shares at any time withdrawn after 12:00 midnight, New York City time, on November 7, 2006 unless they have been accepted for payment as provided in this offer to purchase.

For a withdrawal to be effective, the depositary must timely receive a written or facsimile transmission notice of withdrawal at the depositary’s address set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 2—“Procedures for Tendering Shares”, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. Sunset will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of Sunset, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and Sunset will deem any shares that a stockholder properly withdraws not validly tendered for purposes of the offer, unless the stockholder validly re-tenders the withdrawn shares before the expiration date by following one of the procedures described in Section 2—“Procedures for Tendering Shares.”

4. Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the offer, promptly following the expiration date, Sunset will accept for payment and pay for, and thereby purchase, shares validly tendered prior to the expiration date.

For purposes of the offer, Sunset will be deemed to have accepted for payment, and therefore purchased, shares that are validly tendered, subject to the proration provisions of the offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the shares for payment under the offer.

Upon the terms and subject to the conditions of the offer, promptly after the expiration date, Sunset will accept for payment and pay $8.24 per share for up to 3,033,981 shares if validly tendered, or such fewer number of shares as are validly tendered and not properly withdrawn. The purchase price in the offer and the number of shares sought in the offer may decrease based on the principal balance of the Peerless loan on September 14, 2006. See Section 9—“Certain Information Concerning Sunset” for a description of the Peerless loan and the adjustment process.

Sunset will pay for shares that it purchases under the offer by depositing the aggregate purchase price for these shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Sunset and transmitting payment to the tendering stockholders.

In the event of proration, Sunset will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date; however, Sunset does not expect to be able to announce the final results of any proration and commence payment for shares purchased until up to approximately ten business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Shares tendered and not purchased, including shares that Sunset does not accept for purchase due to proration, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at Sunset’s expense and without expense to the tendering stockholders, as promptly as practicable after the expiration date or termination of the offer. Under no circumstances will Sunset pay interest on the purchase price regardless of any delay in making the payment. If certain events occur, Sunset may not be obligated to purchase shares under the offer. See Section 5—“Conditions of the Offer.”

Sunset will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased under the offer. If, however,

•	payment of the purchase price is to be made to any person other than the registered holder,

•	Shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder, or

•	certificates representing tendered Shares are registered in the name of any person other than the person signing the letter of transmittal,

then the depositary will deduct from the purchase price the amount of any stock transfer taxes (whether imposed on the registered holder, other person or otherwise) payable on account of the transfer to that person, unless satisfactory evidence of the payment of the taxes or any exemption therefrom is submitted. See Instruction 9 of the letter of transmittal.

5. Conditions of the Offer.

Notwithstanding any other provision of the offer, Sunset will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, unless at the expiration date all of the following conditions shall have been reasonably determined by Sunset to have been satisfied:

•	Merger Condition. Sunset and Alesco must be ready, willing and able to close the merger, all conditions thereto being satisfied or waived.

•	Other Regulatory Approvals. All material approvals, authorizations and consents of any governmental entity required to consummate the offer must have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.

•	No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the offer illegal, or (ii) otherwise prohibiting the consummation of the offer.

The foregoing conditions are for the sole benefit of Sunset and may be waived by Sunset, in whole or in part, at any time and from time to time. Sunset’s failure at any time to exercise any of the foregoing conditions shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by Sunset concerning the events described above will be final and binding on all parties.

6. Price Range of Shares.

Prior to Sunset’s initial public offering, its stock was not listed or quoted on any national exchange or market system. Commencing on March 18, 2004, Sunset’s stock began trading on the NYSE under the symbol “SFO.” The table below reflects the intra-day high and low sale prices of the Sunset shares for each quarterly period this year and during the years ended December 31, 2005 and 2004.

	High	Low
2004
First Quarter (from March 18, 2004)	$12.85	$12.65
Second Quarter	$12.68	$9.89
Third Quarter	$10.67	$9.34
Fourth Quarter	$10.84	$10.00

2005
First Quarter	$10.45	$9.34
Second Quarter	$9.84	$9.16
Third Quarter	$9.51	$7.95
Fourth Quarter	$8.60	$7.40

2006
First Quarter	$9.13	$8.38
Second Quarter	$9.12	$8.01
Third Quarter (through September 7, 2006)	$8.65	$8.25

On April 26, 2006, the last full trading day preceding public announcement that Sunset and Alesco had entered into the merger agreement, the reported closing price of the shares on the NYSE was $8.85 per share. On September 7, 2006, the last trading day prior to the printing of this offer to purchase, the reported closing price of the shares on the NYSE was $8.53. We urge you to obtain current market quotations for the shares.

7. Source and Amount of Funds.

We estimate that the total amount of funds required to repurchase 3,033,981 shares pursuant to the offer will be approximately $25 million. We expect to finance the offer through cash and cash equivalents then available, including Alesco’s cash and cash equivalents available to us following the merger.

8. Purpose of the Offer

Background

The offer is being made pursuant to the merger agreement Sunset has signed with Alesco providing for the merger of Sunset and Alesco. In the merger, Sunset will issue 1.26 shares of its common stock for each common share of beneficial interest of Alesco, subject to increase as set forth in the proxy statement. Pursuant to the merger agreement, Sunset is also declaring a $0.50 dividend per Sunset share to Sunset stockholders who hold Sunset shares at the close of business on the last trading day immediately preceding the merger and is commencing this self-offer. Tendering into the offer will not prevent Sunset stockholders from receiving the dividend. Sunset intends to extend the offer so that it will close on the next business day after the record date for the pre-closing dividend and immediately prior to the closing of the merger. Upon completion of the merger, Alesco’s former stockholders will own approximately 58% of the combined company’s shares (66% if the offer is fully subscribed). The purchase price and the number of shares sought in the offer are subject to decrease based on the principal amount of the Peerless loan on September 14, 2006. See Section 9—“Certain Information Concerning Sunset” for a description of the Peerless loan and the adjustment process.

A proxy statement describing the merger is being sent to Sunset stockholders under separate cover. We urge you to read the proxy statement for additional information.

General

Our board of directors has approved the offer. However, our board of directors does not make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any recommendation. You should carefully evaluate all information regarding the offer and should consult your investment and tax advisors. You must decide whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and in the letter of transmittal as well as the information in the proxy statement.

The shares that Sunset acquires in the offer will be retired and restored to the status of authorized but unissued stock and will be available for Sunset to issue in the future without further stockholder action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which the shares may then be listed) for various purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee or director benefit or compensation programs.

Our directors and executive officers have advised us that they do not intend to tender any of their shares in the offer. Accordingly, if we complete the offer the proportional holdings of our directors and executive officers will increase. However, our directors and executive officers may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the offer. See Section 10—“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.”

Except for the foregoing, the merger of Alesco with Sunset and the related transactions described in the proxy statement, and as otherwise disclosed in this offer to purchase or the documents incorporated by reference herein (including the proxy statement), we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries which is material to us and our subsidiaries, taken as a whole;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present board of directors or management or any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the board of directors) or to change any material term of the employment contract of any executive officer;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization, our corporate structure or our business;

•	our ceasing to be authorized to be quoted on the NYSE;

•	our shares becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter or bylaws that could impede the acquisition of control of us.

9. Certain Information Concerning Sunset.

Sunset Financial Resources, Inc.

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

(904) 425-4575

Sunset is a Maryland corporation that operates as a specialty finance company that has elected, for United States federal income tax reasons, to be taxed as a REIT. The company, incorporated in Maryland on October 6, 2003, and headquartered in Jacksonville, Florida, completed an initial public offering of its common stock on March 17, 2004. Sunset elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with its taxable year ended December 31, 2004. In order to maintain its qualification as a REIT, Sunset must comply with a number of requirements under the Internal Revenue Code, including a requirement that it distribute at least 90% of its annual net taxable income (excluding net capital gains) to its stockholders. Sunset had limited operations until receiving the proceeds from its initial public offering, at which time it began executing its business strategy of investing in residential mortgage related securities and commercial bridge loans. As of June 30, 2006, Sunset had approximately $730 million of assets. Sunset’s common stock, par value $0.001 per share, is traded on the New York Stock Exchange under the symbol “SFO.”

Recent Developments

In connection with the merger agreement, Sunset signed an interim management agreement under which Cohen Brothers Management LLC, a wholly-owned subsidiary of Cohen Brothers, LLC, is managing Sunset and assisting Sunset in redeploying its assets. Upon the closing of the merger, Sunset will assume Alesco’s management agreement with Cohen Brothers.

In order to raise additional capital for investment, Sunset is contemplating a common stock offering following the merger. The amount of any such offering would depend on market conditions and other factors. Depending on the price of the offering, it may be dilutive to other holders. There can be no assurance that Sunset will proceed with an offering or the results of any offering.

Please see the proxy statement for more information concerning Sunset, the merger, the interim management agreement, the management agreement and related matters.

Peerless Loan. The collateral securing the Peerless loan consists of approximately 880 residential lots in various stages of development in Spruce Pine, North Carolina, which is approximately 50 miles northeast of Asheville, North Carolina. Currently, the site consists of platted subdivisions with roads cut and various other amenities such as lakes and trails. The outstanding principal balance of this loan at September 6, 2006 was $11.7 million, and the loan bears interest at an annual rate of 13%. The loan matured on June 8, 2006, but no payments were made on that date. Sunset is evaluating its options regarding the Peerless loan.

If the principal balance of Sunset’s Peerless loan exceeds $8 million on September 14, 2006, the purchase price for the offer will be decreased to Sunset’s adjusted book value per share minus $0.50. For these purposes, adjusted book value equals $91,899,826 minus 60% of the difference between $8 million and the outstanding principal balance of the Peerless loan, and the calculation is based on 10,513,100 shares. If the principal balance of Sunset’s Peerless loan exceeds $8 million on September 14, 2006, the number of shares sought in the offer will be decreased to (1) $25 million less the difference between $8 million and the outstanding principal balance, divided (2) the adjusted purchase price in the offer.

As an example of the adjustments to the offer terms, if the balance on the Peerless loan is $10 million on September 14, 2006:

•	The excess over $8 million would be $2 million and 60% of this amount would be $1.2 million.

•	The purchase price in the offer would be reduced to $8.12 per share, calculated as $90,699,826 ($91,899,826 minus $1.2 million) divided by 10,513,100 outstanding shares, or $8.62 per share, minus $0.50.

•	The number of shares sought in the offer would be reduced to 2,832,513. The amount of funds available for the purchase of shares would be $23 million ($25 million minus $2 million). Dividing $23 million by $8.12 equals 2,832,513.

The principal balance of the Peerless loan was $11.7 million on September 6, 2006. If that balance is not changed as of September 14, 2006, the purchase price would be $8.03 per share and we would offer to purchase up to 2,652,553 shares.

Additional Information. Sunset files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by Sunset at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Sunset are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

The SEC allows Sunset to “incorporate by reference” information into this offer to purchase. This means that Sunset can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this offer to purchase, except for any information that is superseded by information that is included directly in this offer to purchase or incorporated by reference subsequent to the date of this offer to purchase. Sunset does not incorporate the contents of its website into this offer to purchase.

This offer to purchase incorporates by reference the documents listed below that Sunset has previously filed with the SEC. They contain important information about Sunset and its financial condition. The following documents, which were filed by Sunset with the SEC, are incorporated by reference into this offer to purchase:

•	Sunset’s annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 14, 2006;

•	Sunset’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 9, 2006;

•	Sunset’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 9, 2006;

•	Sunset’s current report on Form 8-K dated March 14, 2006, filed with the SEC on March 15, 2006;

•	Sunset’s current reports on Form 8-K dated April 27, 2006, filed with the SEC on April 28, 2006;

•	Sunset’s current report on Form 8-K dated May 10, 2006, filed with the SEC on May 17, 2006;

•	Sunset’s current report on Form 8-K dated June 30, 2006, filed with the SEC on July 6, 2006;

•	Sunset’s current report on Form 8-K dated July 20, 2006, filed with the SEC on July 26, 2006;

•	Sunset’s current report on Form 8-K dated August 3, 2006, filed with the SEC on August 9, 2006; and

•	Sunset’s current report on Form 8-K dated September 5, 2006, filed with the SEC on September 5, 2006.

Sunset also incorporates by reference the proxy statement filed September 8, 2006. The merger agreement, the interim management agreement and the management agreement are attached as annexes to the proxy statement.

You can obtain any of the documents incorporated by reference into this offer to purchase through Sunset or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Sunset without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this offer to purchase. Sunset stockholders may request a copy of such documents, without charge, by contacting Stacy M. Riffe at:

Sunset Financial Resources, Inc.

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

Attn: Stacy M. Riffe

sriffe@sfous.com

(904) 425-4575

The information contained in this offer to purchase is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the distribution of this offer to purchase nor the purchase of shares in the offer should create any implication to the contrary.

10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

As of August 21, 2006, there were 10,513,100 shares of our common stock issued and outstanding. The 3,033,981 shares that we are offering to purchase pursuant to the offer represent approximately 29% of the shares outstanding as of that date, including shares underlying exercisable options.

As of August 21, 2006, our directors and executive officers as a group (7 persons) beneficially owned an aggregate of approximately 92,833 shares, representing less than 1% of the total number of outstanding shares. Our directors and executive officers are entitled to participate in the offer on the same basis as all other Sunset stockholders. They have advised us, however, that they do not intend to tender any of their shares in the offer. Accordingly, assuming we purchase 3,033,981 shares in the offer, the offer will increase the proportional holdings of our directors and executive officers to approximately 1.24%. However, our directors and executive officers may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the offer.

The following table and the notes thereto sets forth certain information with respect to the beneficial ownership of Sunset common stock as of August 21, 2006, by each current director, each named executive officer, and all current directors and executive officers as a group. The address of each person listed is c/o Sunset Financial Resources, Inc., 10245 Centurion Parkway North, Suite 305, Jacksonville, Florida 32256.

Name	Amount and Nature of Beneficial Ownership		Percent of Class(*)
Byron L. Boston	60,833	(1)	*
Stacy M. Riffe	10,000	(2)	*
Rodney E. Bennett	7,000	(3)	*
Joseph P. Stingone	8,000	(3)	*
G. Steven Dawson	7,000	(3)	*
Charles W. Wolcott	—		*
Charles D. Van Sickle	—		*
All directors and executive officers as a group (7 persons)	92,833		*

*	Beneficial ownership of less than 1% of the class is omitted.
(1)	Includes options to purchase 33,333 shares of common stock, and 5,000 non-vested restricted shares.
(2)	Includes 6,944 non-vested restricted shares. As vested through August 2006.
(3)	Includes options to purchase 5,000 shares of common stock.

Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving shares of our common stock during the 60 days prior to the date of this offer to purchase.

Except as otherwise described herein or in the proxy statement incorporated by reference herein, neither Sunset nor, to the best of Sunset’s knowledge, any of its affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the offer or with respect to any securities of Sunset, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of the securities of Sunset, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by Sunset of shares in the offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of Sunset stockholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the offer. As of August 21, 2006, we had 10,513,100 shares issued and outstanding. We anticipate issuing at least 14,415,530 shares in the merger. The 3,033,981 shares that we are offering to purchase pursuant to the offer represent approximately 29% of the shares outstanding as of that date, including shares underlying exercisable options. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher or lower than the purchase price in the offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

Sunset anticipates that there will be a sufficient number of shares outstanding and publicly traded following completion of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, Sunset does not believe that its purchase of shares under the offer will cause the remaining outstanding shares of Sunset common stock to be delisted from the NYSE.

The shares are now “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. Sunset believes that, following the purchase of shares under the offer, the shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that Sunset furnish certain information to its stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of the Sunset stockholders. Sunset believes that its purchase of shares under the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

12. Legal Matters; Regulatory Approvals.

Sunset is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of shares as contemplated by the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of shares by Sunset as contemplated by the offer. Should any approval or other action be required, Sunset presently contemplates that it will seek that approval or other action. Sunset is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered under the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business, results of operations and/or financial condition. The obligations of Sunset under the offer to accept for payment and pay for shares is subject to conditions. See Section 5—“Conditions of the Offer.”

13. Certain Material United States Federal Income Tax Consequences.

The following summary describes the material United States federal income tax consequences relating to the offer. This discussion is based upon the Internal Revenue Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only holders who hold their shares as capital assets for United States federal income tax purposes. This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders that are subject to special rules under the United States federal income tax laws, such as, for example, financial institutions, dealers in securities, commodities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States (non-U.S. Holders (as defined below)), persons who hold shares as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, regulated investment companies, REITs, stockholders whose functional currency is not the United States dollar, persons that acquired their shares through the exercise of employee stock options or otherwise as compensation, or persons that are, or hold their shares through, partnerships (or entities treated as partnerships for United States federal income tax purposes). In addition, this summary does not address any state, local or foreign tax consequences of participating in the offer, nor does it address any United States federal tax considerations (e.g., estate or gift tax) other than those pertaining to income tax, that may be applicable to particular stockholders.

We have not sought, nor do we expect to seek, any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurances that the Internal Revenue Service will not take a different position concerning the tax consequences of the sale of shares pursuant to the offer or that any such position would not be sustained.

As used herein, a “U.S. Holder” means a beneficial owner of shares that is, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for

United States federal income tax purposes) created or organized under the laws of the United States or any State thereof, (3) a trust (a) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to make all substantial decisions or (b) that has a valid election in effect to be treated as a U.S. person, or (4) an estate, the income of which is subject to United States federal income taxation regardless of its source.

We urge stockholders to consult their tax advisors to determine the particular tax consequences to them of participating in the offer, including the applicability and effect of any state, local or foreign tax laws.

A sale of shares for cash pursuant to the offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder who participates in the offer will, depending on such holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us with respect to our stock.

Sale or Exchange Treatment. Under Section 302 of the Code, a sale of shares for cash by a U.S. Holder pursuant to the offer will be treated as a “sale or exchange” of shares for United States federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale

•	results in a “complete termination” of such U.S. Holder’s equity interest in us,

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of shares by a U.S. Holder pursuant to the offer will result in a “complete termination” if either (1) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the offer, or (2) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the offer and, with respect to shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such shares. U.S. Holders wishing to satisfy the “complete termination test” through waiver of attribution are urged to consult their tax advisors.

A sale of shares by a U.S. Holder pursuant to the offer will result in a “substantially disproportionate” redemption with respect to the U.S. Holder if the percentage of our outstanding shares actually and constructively owned by such U.S. Holder immediately after the exchange is less than 80% of the percentage of the shares actually and constructively owned by such U.S. Holder immediately before the exchange. If a sale of shares pursuant to the offer fails to satisfy the “complete termination” test and the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of shares by a U.S. Holder pursuant to the offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether a stockholder meets this test will depend on the stockholder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the percentage interest of a stockholder whose relative equity interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. Holders should consult their tax advisors regarding the application of this test to their particular circumstances.

In applying each of the Section 302 tests described above, a U.S. Holder must take into account not only shares that such U.S. Holder actually owns, but also shares that such U.S. Holder is treated as owning under constructive ownership rules. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals and entities as well as shares that a U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security.

Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests, described above, are satisfied. U.S. Holders should be aware that proration may affect whether the sale of shares pursuant to the offer will meet any of the Section 302 tests.

If a U.S. Holder satisfies any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged. Generally, a U.S. Holder’s tax basis for the shares will be equal to the cost of the shares to the U.S. Holder, less any amounts previously distributed to such holder that were treated as a return of capital. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the sale. In the case of a U.S. Holder that is an individual, trust or estate, the maximum rate of United States federal income tax applicable to net capital gain on shares held for more than one year is generally 15%. Specified limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that we purchase from a U.S. Holder pursuant to the offer.

Distribution Treatment. If a U.S. Holder does not satisfy any of the Section 302 tests described above, the sale of a U.S. Holder’s shares will not be treated as a sale or exchange under Section 302. Instead, the entire amount of cash received by such U.S. Holder pursuant to the offer will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s shares. The distribution would be treated as a dividend to the extent of the U.S. Holder’s share of our current and accumulated earnings and profits, as determined under United States federal income tax principles. The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent, generally, of the U.S. Holder’s tax basis in the shares with respect to which the distribution is received, and any remainder will be treated as capital gain. Any such gain will be long-term capital gain if the U.S. Holder has held the shares for more than one year as of the date of sale pursuant to the offer. Provided certain holding period and other requirements are satisfied, individual U.S. Holders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as a dividend. Such a dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the shares exchanged. To the extent that a purchase of a U.S. Holder’s shares by us in the offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s tax basis in the purchased shares will be added to any shares retained by the U.S. Holder, if any, and if the U.S. Holder does not hold any such shares, such tax basis may be lost.

See Section 2—“Procedures for Tendering Shares—Backup United States Federal Income Tax Withholding” with respect to the application of United States federal backup withholding tax to payments made pursuant to the offer.

14. Extension of the Offer; Termination; Amendment.

Sunset expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 5—“Conditions of the Offer” shall have occurred or shall be deemed by Sunset to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension. Sunset intends to extend the offer so that it will close on the next business day after the record date for the pre-closing dividend and immediately prior to the closing of the merger. Sunset also expressly reserves the right, in its sole discretion, to terminate the offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 5—“Conditions of the Offer” by giving oral or written notice of termination or postponement to the depositary and making a public announcement of termination or postponement. Sunset’s reservation of these rights to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Sunset must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of an offer.

Subject to compliance with applicable law, Sunset further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 5—“Conditions of the Offer” shall have occurred or shall be deemed by Sunset to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which Sunset may choose to make a public announcement, except as required by applicable law, Sunset shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through PR Newswire.

If Sunset materially changes the terms of the offer or the information concerning the offer, Sunset will extend the offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the expiration date, we decrease the number of shares being sought, or increase or decrease the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of shares, we will extend the offer at least until the expiration of that period of ten business days.

15. Fees and Expenses.

Sunset has retained MacKenzie Partners, Inc. to act as information agent and Mellon Investor Services LLC to act as depositary in connection with the offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the offer to beneficial owners. The information agent and the depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by Sunset for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the United States federal securities laws.

No fees or commissions will be payable by Sunset to brokers, dealers, commercial banks or trust companies (other than fees to the information agent, as described above) for soliciting or recommending tenders of shares under the offer. We urge stockholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. Sunset, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Sunset, the information agent or the depositary for purposes of the offer. Sunset will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this document and Instruction 9 in the letter of transmittal.

16. Miscellaneous.

Sunset is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Sunset becomes aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, Sunset will make a good faith effort to comply with the applicable law. If, after such good faith effort, Sunset cannot comply with the applicable law, Sunset will not make the offer to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Sunset by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Sunset has filed with the Commission an Issuer offer Statement on Schedule TO, which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9—“Certain Information Concerning Sunset” with respect to information concerning Sunset.

Sunset has not authorized any person to give any information or to make any representation in connection with the offer other than those contained in this offer to purchase or in the letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Sunset or the information agent.

Sunset Financial Resources, Inc.

September 8, 2006

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The depositary for the Offer is:

Mellon Investor Services LLC

By Registered Mail:	By Hand:	By Overnight Courier:

Mellon Investor Services LLC Attn: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Reorganization Dept. 120 Broadway, 13th Floor New York, NY 10271	Mellon Investor Services LLC Attn: Reorganization Dept. 480 Washington Boulevard Mail Drop-Reorg Jersey City, NJ 07310

Please direct any questions or requests for assistance to the information agent at its telephone numbers and address set forth below. Please direct requests for additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or the proxy statement to the information agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. Please contact the depositary to confirm delivery of shares.

The information agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email:tenderoffer@mackenziepartners.com